UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             For February 8, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated February 8, 2006 - Holding(s) in Company





NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BUNZL PLC

2. Name of shareholder having a major interest

FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTERESTS REPRESENTING FUNDS UNDER MANAGEMENT HELD ON BEHALF OF CLIENTS

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOMINEE/REGISTERED NAME SHARES HELD

JP MORGAN, BOURNEMOUTH 1,457,665
NORTHERN TRUST LONDON 1,161,441
BANK OF NEW YORK BRUSSELS 712,348
STATE STR BK AND TR CO LNDN 265,231
MELLON BANK 148,922
BANK OF NEW YORK EUROPE LDN 109,955
CITIBANK LONDON 102,111
CLYDESDALE BANK PLC 56,877
BROWN BROS HARRIMAN AND CO 23,622
JP MORGAN CHASE BANK 17,300
STATE STREET BANK AND TR CO 13,555
BROWN BROS HARRIMAN AND CO 78
JP MORGAN, BOURNEMOUTH 5,961,745
BROWN BROS HARRIMN LTD LUX 10,221,978
JP MORGAN, BOURNEMOUTH 510,055
BANK OF NEW YORK BRUSSELS 78,811
NORTHERN TRUST LONDON 43,522
BANK OF NEW YORK EUROPE LDN 351,900
TOTAL 21,237,116

5. Number of shares / amount of stock acquired

2,610,853 (SINCE LAST NOTIFICATION)

6. Percentage of issued class

0.75%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 321/7p

10. Date of transaction

7 FEBRUARY 2006

11. Date company informed

8 FEBRUARY 2006

12. Total holding following this notification

21,237,116

13. Total percentage holding of issued class following this notification

6.13%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

MRS A MATTHEWS - 0207-495-4950

16. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY AND GROUP LEGAL ADVISER

Date of notification

8 FEBRUARY 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  February 8, 2006                       By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer